SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(RULE 13e-100)
(Amendment No. 2)
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
FOX STRATEGIC HOUSING INCOME PARTNERS

(Name of the Issuer)
FOX STRATEGIC HOUSING INCOME PARTNERS
FOX PARTNERS VIII
FOX CAPITAL MANAGEMENT CORPORATION
AIMCO/IPT, INC.
AIMCO PROPERTIES, L.P.
AIMCO-GP, INC.
APARTMENT INVESTMENT AND MANAGEMENT COMPANY
AIMCO IPLP, L.P.
IPLP ACQUISITION I, L.L.C.
AIMCO FOX MERGER SUB LLC

(Name of Person(s) Filing Statement)
Units of Limited Partnership Interest

(Title of Class of Securities)
None

(CUSIP Number of Class of Securities)
John Bezzant
Senior Vice President
Apartment Investment and Management Company
4582 South Ulster Street Parkway, Suite 1100
Denver, Colorado 80237
(303) 757-8101
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)
WITH COPIES TO:
Gregory M. Chait
Paul J. Nozick
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309
(404) 881-7000

This statement is filed in connection with (check the appropriate box):

a. ☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☑	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.
       Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
       Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$60,000	$4.28

*	For purposes of calculating the fee only. This amount was calculated by multiplying the 12,392 limited partnership units held by limited partners unaffiliated with AIMCO Properties, L.P. by $4.84 per limited partnership unit.

**	Calculated by multiplying the transaction valuation of $60,000 by 0.0000713
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4.28	Filing Party: Apartment Investment and
Form or Registration No.: Form S-4 (Reg. No. 333-169869)	Management Company; Aimco Properties, L.P.
Date Filed: October 12, 2010

INTRODUCTION
          This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by: (1) Fox Strategic Housing Income Partners, a California limited partnership (the “Company” or “Fox”), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction; (2) Fox Partners VIII, a California general partnership and the general partner of Fox (“Fox GP”); (3) Fox Capital Management Corporation, a California corporation and the managing general partner of Fox GP (“FCMC”); (4) AIMCO Properties, L.P., a Delaware limited partnership (“Aimco OP”); (5) Apartment Investment and Management Company, a Maryland corporation (“Aimco”); (6) AIMCO/IPT, Inc., a Delaware corporation and a wholly owned subsidiary of Aimco (“AIMCO/IPT”); (7) AIMCO-GP, Inc., a Delaware corporation and a wholly owned subsidiary of AIMCO/IPT and the general partner of Aimco OP (“Aimco GP”); (8) AIMCO Fox Merger Sub LLC, a California limited liability company, of which Aimco OP is the sole member (“Merger Sub”); (9) AIMCO IPLP, L.P., a Delaware limited partnership (“AIMCO IPLP”) of which AIMCO/IPT is the general partner; and (10) IPLP Acquisition I, L.L.C., a Delaware limited liability company, of which AIMCO IPLP is the sole member.
          This Schedule 13E-3 relates to the merger of Merger Sub with and into the Company with the Company as the surviving entity, which is described in the information statement/prospectus filed by Aimco and Aimco OP on Form S-4 contemporaneously with this Schedule 13E-3 (the “Information Statement/Prospectus”). A copy of the Information Statement/Prospectus is filed as Exhibit (a) to this Schedule 13E-3. The item numbers and responses thereto are provided in accordance with the requirements of Schedule 13E-3.
          Pursuant to General Instruction G of Schedule 13E-3, this Schedule 13E-3 incorporates by reference the information contained in the Information Statement/Prospectus in answer to the items of Schedule 13E-3. The information in the Information Statement/Prospectus, including all annexes and exhibits thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Information Statement/Prospectus and the annexes and exhibits thereto. Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Information Statement/Prospectus.
          All information in, or incorporated by reference in, this Schedule 13E-3 concerning the Company has been supplied by the Company. The information contained in this Schedule 13E-3 and/or the Information Statement/Prospectus concerning each filing person other than the Company was supplied by each such filing person, and no other filing person, including the Company, takes responsibility for the accuracy of any information not supplied by such filing person. As of the date hereof, the Information Statement/Prospectus is in preliminary form and is subject to completion or amendment.
ITEM 1. Summary Term Sheet
Summary Term Sheet. The information set forth in the Information Statement/Prospectus under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.
ITEM 2. Subject Company Information
(a)	Name and Address. The information set forth in the Information Statement/Prospectus under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

(b)	Securities. The information set forth in the Information Statement/Prospectus under the captions “INFORMATION ABOUT FOX” and “COMPARATIVE PER SHARE DATA” is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth in the Information Statement/Prospectus under the caption “COMPARATIVE PER SHARE DATA” is incorporated herein by reference.

(d)	Dividends. The information set forth in the Information Statement/Prospectus under the captions “INFORMATION ABOUT FOX—Distributions to Limited Partners” and “COMPARISON OF FOX LIMITED PARTNERSHIP UNITS AND AIMCO OP UNITS” is incorporated herein by reference.

(e)	Prior Public Offerings. Not applicable.

(f)	Prior Stock Purchases. Not applicable.
ITEM 3. Identity and Background of Filing Person
(a)-(c)	This Schedule 13E-3 is being filed by: (1) Fox Strategic Housing Income Partners, a California limited partnership (the “Company” or “Fox”), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction; (2) Fox Partners VIII, a California general partnership and the general partner of Fox (“Fox GP”); (3) Fox Capital Management Corporation, a California corporation and the managing general partner of Fox GP (“FCMC”); (4) AIMCO Properties, L.P., a Delaware limited partnership (“Aimco OP”); (5) Apartment Investment and Management Company, a Maryland corporation (“Aimco”); (6) AIMCO/IPT, Inc., a Delaware corporation and a wholly owned subsidiary of Aimco (“AIMCO/IPT”); (7) AIMCO-GP, Inc., a Delaware corporation and a wholly owned subsidiary of AIMCO/IPT and the general partner of Aimco OP (“Aimco GP”); (8) AIMCO Fox Merger Sub LLC, a California limited liability company, of which Aimco OP is the sole member (“Merger Sub”); (9) AIMCO IPLP, L.P., a Delaware limited partnership (“AIMCO IPLP”), of which AIMCO/IPT is the general partner; and (10) IPLP Acquisition I, L.L.C., a Delaware limited liability company, of which AIMCO IPLP is the sole member.

Aimco-GP is the general partner of Aimco OP and a wholly owned subsidiary of AIMCO/IPT. Fox GP is the general partner of the Company. FCMC is the managing general partner of Fox GP. AIMCO/IPT is a wholly owned subsidiary of Aimco. Merger Sub was formed solely for the purpose of consummating the merger with the Company, and its sole member is Aimco OP. AIMCO/IPT holds a 70% interest in AIMCO IPLP as its general partner. AIMCO IPLP is the sole member of IPLP Acquisition I, L.L.C.

The principal business of Aimco, Aimco-GP, AIMCO/IPT, AIMCO IPLP, IPLP Acquisition I, L.L.C., and Aimco OP is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The principal business of Fox GP is managing the affairs of Fox. The principal business of FCMC is managing the affairs of Fox GP. Merger Sub was formed solely for the purpose of consummating the merger with the Company and does not have any assets or operations. The business address of Aimco, Aimco-GP, AIMCO/IPT, AIMCO IPLP, IPLP Acquisition I, L.L.C., Aimco OP and Merger Sub is 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, and their telephone number is (303) 757-8101. The principal address of Fox, Fox GP and FCMC is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and their telephone phone number is (864) 239-1000. Fox is the subject company.

The information set forth in the Information Statement/Prospectus under the captions “SUMMARY TERM SHEET,”

“INFORMATION ABOUT THE AIMCO ENTITIES,” “INFORMATION ABOUT FOX” and “Annex C—Officers and Directors” is incorporated herein by reference.

During the last five years, none of Aimco, Aimco-GP, AIMCO/IPT, AIMCO IPLP, IPLP Acquisition I, L.L.C., Aimco OP, Fox, Fox GP or FCMC nor, to the best of their knowledge, any of the persons listed in Annex C of the Information Statement/Prospectus (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.
ITEM 4. Terms of the Transaction
(a) (1)	Material Terms. Tender Offers. Not applicable.

(2)	Material Terms. Mergers or Similar Transactions. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS,” “THE MERGER,” “THE MERGER AGREEMENT,” “COMPARISON OF AIMCO OP UNITS AND AIMCO COMMON STOCK,” “COMPARISON OF FOX LIMITED PARTNERSHIP UNITS AND AIMCO OP UNITS” and “Annex A—Agreement and Plan of Merger” is incorporated herein by reference.

(c)	Different Terms. Limited partners who are unaffiliated with Aimco OP may elect to receive an additional cash payment of $4.03 per Limited Partnership Unit in exchange for executing a waiver and release of certain claims. The information set forth in the Information Statement/Prospectus under the caption “THE MERGER—Waiver and Release and Additional Consideration” is incorporated herein by reference.

(d)	Appraisal Rights. The information set forth in the Information Statement/Prospectus under the captions “SUMMARY TERM SHEET,” “THE MERGER—Appraisal Rights,” “THE MERGER AGREEMENT—Appraisal Rights” and “Annex B—Appraisal Rights of Limited Partners” is incorporated herein by reference.

(e)	Provisions for Unaffiliated Security Holders. There has been no provision made by any filing persons in connection with the transaction to grant unaffiliated security holders access to the corporate files of the filing persons or to obtain counsel or appraisal services at the expense of the filing person.

(f)	Eligibility for Listing or Trading. The information set forth in the Information Statement/Prospectus under the captions “COMPARATIVE PER SHARE DATA,” “COMPARISON OF AIMCO OP UNITS AND AIMCO COMMON STOCK” and “COMPARISON OF FOX LIMITED PARTNERSHIP UNITS AND AIMCO OP UNITS” is incorporated herein by reference.
ITEM 5. Past Contacts, Transactions, Negotiations and Agreements
(a)	Transactions. The information set forth in the Information Statement/Prospectus under the caption “INFORMATION ABOUT FOX—Certain Relationships and Related Transactions” is incorporated herein by reference.
(b)-(c)	Significant Corporate Events; Negotiations or Contracts. The information set forth in the Information Statement/Prospectus under the captions “THE MERGER—Background and Reasons for the Merger,” “SPECIAL FACTORS—Alternatives and Reasons for the Merger” and “THE

MERGER—Determination of Merger Consideration” is incorporated herein by reference.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Information Statement/Prospectus under the caption “THE MERGER AGREEMENT” is incorporated herein by reference.
ITEM 6. Purposes of the Transaction and Plans or Proposals
(b)	Use of Securities Acquired. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS,” “THE MERGER—Background and Reasons for the Merger” and “THE MERGER—Future Plans for the Property” is incorporated herein by reference.
(c)(1)-(8)	Plans. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Merger,” “SPECIAL FACTORS—Effects of the Merger,” “THE MERGER—Background and Reasons for the Merger,” “THE MERGER—Future Plans for the Property” and “THE MERGER AGREEMENT—The Merger” is incorporated herein by reference.
ITEM 7. Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Fairness of the Transaction” and “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Merger” is incorporated herein by reference.

(b)	Alternatives. The information set forth in the Information Statement/Prospectus under the caption “SPECIAL FACTORS—Alternatives Considered” is incorporated herein by reference.

(c)	Reasons. The information set forth in the Information Statement/Prospectus under the caption “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Merger” is incorporated herein by reference.

(d)	Effects. The information set forth in the Information Statement/Prospectus under the caption “SPECIAL FACTORS—Effects of the Merger” is incorporated herein by reference.

ITEM 8. Fairness of the Transaction

(a)-(b)	Fairness / Factors Considered in Determining Fairness. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Fairness of the Transaction” and “SPECIAL FACTORS—The Appraisal” is incorporated herein by reference. The Appraisal Report is included as Exhibit (c) to this Schedule 13E-3.

(c)	Approval of Security Holders. The information set forth in the Information Statement/Prospectus under the caption “SPECIAL FACTORS—Fairness of the Transaction” is incorporated herein by reference.

(d)	Unaffiliated Representative. The information set forth in the Information Statement/Prospectus under the caption “SPECIAL FACTORS—Fairness of the Transaction” is incorporated herein by reference.

(e)	Approval of Directors. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Effects of the Merger” and “SPECIAL FACTORS—Fairness of the Transaction” is incorporated herein by reference.

(f)	Other Offers. Not applicable.
ITEM 9. Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Fairness of the Transaction” and “SPECIAL FACTORS—The Appraisal” is incorporated herein by reference. The Appraisal Report is included as Exhibit (c) to this Schedule 13E-3.

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Fairness of the Transaction” and “SPECIAL FACTORS—The Appraisal” is incorporated herein by reference. The Appraisal Report is included as Exhibit (c) to this Schedule 13E-3.

(c)	Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested limited partner or any representative who has been so designated in writing.

ITEM 10. Source and Amounts of Funds or Other Consideration
(a)-(d)	Sources of Funds; Conditions; Expenses; Borrowed Funds. The information set forth in the Information Statement/Prospectus under the captions “THE MERGER—Expenses and Fees and Source of Funds” and “FEES AND EXPENSES” is incorporated herein by reference.
ITEM 11. Interest In Securities of the Subject Company
(a)	Securities Ownership. The information set forth in the Information Statement/Prospectus under the captions “INFORMATION ABOUT FOX—Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)	Securities Transactions. Not Applicable.
ITEM 12. The Solicitation or Recommendation
(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Merger,” “THE MERGER—Background and Reasons for the Merger,” “SPECIAL FACTORS—Fairness of the Transaction,” “THE MERGER—Approvals Required” and “THE MERGER AGREEMENT—Approvals Required” is incorporated herein by reference.

(e)	Recommendations of Others. The information set forth in the Information Statement/Prospectus under the captions “SPECIAL FACTORS—Purposes, Alternatives and Reasons for the Merger,” “THE MERGER—Background and Reasons for the Merger,” “SPECIAL FACTORS—Fairness of the Transaction,” “THE MERGER—Approvals Required” and “THE MERGER AGREEMENT—Approvals Required” is incorporated herein by reference.
ITEM 13. Financial Statements
(a)	Financial Information. The information set forth in the Information Statement/Prospectus under the captions “SELECTED SUMMARY HISTORICAL FINANCIAL DATA OF FOX,” “Annex D—Fox’s Annual Report on Form 10-K for the year ended December 31, 2009” and “Annex E—Fox’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010” is incorporated herein by reference.

(b)	Pro Forma Information. Not applicable.
ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used
(a)-(b)	Solicitations or Recommendations. The information set forth in the Information Statement/Prospectus under the caption “FEES AND EXPENSES” is incorporated herein by reference.
ITEM 15. Additional Information
(b)	Other Material Information. The information set forth in the Information

Statement/Prospectus, including all annexes and exhibits thereto, is incorporated herein by reference. The Schedule 13E-3 will be amended to specifically list any documents filed in the future that are incorporated by reference into the Registration Statement on Form S-4 filed by Aimco and Aimco OP.
ITEM 16. Exhibits

(a)	Information Statement/Prospectus (the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of the Registration Statement on Form S-4, File No. 333-169869, filed by Aimco and Aimco OP on October 12, 2010, as amended, is incorporated herein by reference).

(b)	Tenth Amendment to Senior Secured Credit Agreement, dated as of September 29, 2010, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., and AIMCO/Bethesda Holdings, Inc., as the Borrowers the pledgors and guarantors named therein, Bank of America, N.A., as administrative agent, swing line lender and L/C issuer, and the lenders party thereto (Exhibit 10.1 to the Preliminary Report on Form 8-K filed by Aimco OP on September 30, 2010 is incorporated herein by reference).

(c)	Appraisal Report, dated as of June 1, 2010, by KTR Real Estate Advisors, LLC, related to The Views at Vinings Mountain (Exhibit 99.1 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on October 12, 2010, as amended, is incorporated herein by reference).

(d)	Agreement and Plan of Merger, dated October 8, 2010 (Exhibit 10.1 to the Preliminary Report on Form 8-K filed by Fox on October 12, 2010, as amended, is incorporated herein by reference).

(f)	Appraisal Rights of Limited Partners (Annex B to the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of the Registration Statement on Form S-4 filed by Aimco and Aimco OP on October 12, 2010, as amended, is incorporated herein by reference).

(g)	Not applicable.

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: November 19, 2010

FOX STRATEGIC HOUSING INCOME PARTNERS
By:	Fox Partners VIII
Its General Partner

By:	Fox Capital Management Corporation
Its Managing General Partner

By:	/s/ Derek S. McCandless
	Name:	Derek S. McCandless
	Title:	Senior Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: November 19, 2010

FOX PARTNERS VIII
By:	Fox Capital Management Corporation
Its Managing General Partner

By:	/s/ Derek S. McCandless
	Name:	Derek S. McCandless
	Title:	Senior Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: November 19, 2010

FOX CAPITAL MANAGEMENT CORPORATION
By:	/s/ Derek S. McCandless
	Name:	Derek S. McCandless
	Title:	Senior Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: November 19, 2010

AIMCO/IPT, INC.
By:	/s/ Derek S. McCandless
	Name:	Derek S. McCandless
	Title:	Senior Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: November 19, 2010

AIMCO PROPERTIES, L.P.
By:	AIMCO-GP, INC.
Its General Partner

By:	/s/ Derek S. McCandless
	Name:	Derek S. McCandless
	Title:	Senior Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: November 19, 2010

AIMCO-GP, INC.
By:	/s/ Derek S. McCandless
	Name:	Derek S. McCandless
	Title:	Senior Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: November 19, 2010

APARTMENT INVESTMENT AND MANAGEMENT COMPANY
By:	/s/ Derek S. McCandless
	Name:	Derek S. McCandless
	Title:	Senior Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: November 19, 2010

AIMCO FOX MERGER SUB LLC
By:	AIMCO PROPERTIES, L.P.

By:	AIMCO-GP, INC. Its General Partner

By:	/s/ Derek S. McCandless
	Name:	Derek S. McCandless
	Title:	Senior Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: November 19, 2010

AIMCO IPLP, L.P.

By:	Aimco/IPT, Inc.
Its General Partner

	By:	/s/ Derek S. McCandless

		Name:	Derek S. McCandless
		Title:	Senior Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: November 19, 2010

IPLP ACQUISITION I, L.L.C.

By:	Aimco IPLP, L.P.
Its Sole Member

By:	Aimco/IPT, Inc.
its General Partner

	By:	/s/ Derek S. McCandless

		Name:	Derek S. McCandless
		Title:	Senior Vice President and Assistant General Counsel

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION
(a)	Information Statement/Prospectus (the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of the Registration Statement on Form S-4, File No. 333-169869, filed by Aimco and Aimco OP on October 12, 2010, as amended, is incorporated herein by reference).

(b)	Tenth Amendment to Senior Secured Credit Agreement, dated as of September 29, 2010, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., and AIMCO/Bethesda Holdings, Inc., as the Borrowers the pledgors and guarantors named therein, Bank of America, N.A., as administrative agent, swing line lender and L/C issuer, and the lenders party thereto (Exhibit 10.1 to the Preliminary Report on Form 8-K filed by Aimco OP on September 30, 2010 is incorporated herein by reference).

(c)	Appraisal Report, dated as of June 1, 2010, by KTR Real Estate Advisors, LLC, related to The Views at Vinings Mountain (Exhibit 99.1 to the Registration Statement on Form S-4 filed by Aimco and Aimco OP on October 12, 2010, as amended, is incorporated herein by reference).

(d)	Agreement and Plan of Merger, dated October 8, 2010 (Exhibit 10.1 to the Preliminary Report on Form 8-K filed by Fox on October 12, 2010, as amended, is incorporated herein by reference).

(f)	Appraisal Rights of Limited Partners (Annex B to the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of the Registration Statement on Form S-4 filed by Aimco and Aimco OP on October 12, 2010, as amended, is incorporated herein by reference).

(g)	Not applicable.